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08027058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pond Securities Corp. dba POND EQUITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4522 FORT HAMILTON PARKWAY
(No. and Street)

BROOKLYN	NEW YORK	11219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIRIAM WERCZBERGER (718) 437-3657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVITIN, HARVEY
(Name – *if individual, state last, first, middle name*)

5 VAN WINKLE ROAD	MONSEY	NEW YORK	10952
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, EZRA BIRNBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POND EQUITIES, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

Donna Ferri
Notary Public, State of New York
No. 31-01FEY969858
Qualified in Putnam County
My Commission Expires Aug. 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvey Levitin
Certified Public Accountant
5 Van Winkle Road
Monsey, NY 10952
(845) 354-9552

Independent Auditor's Report

Board of Directors
Pond Equities
Brooklyn, New York

I have audited the accompanying statement of financial condition of Pond Equities, as of December 31, 2007, and the related statements of loss, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pond Equities, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose or forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey Levitin CPA
Monsey, New York
February 25, 2008

Harvey Levitin
Certified Public Accountant
5 Van Winkle Road
Monsey, NY 10952
(845) 354-9552

Report on Compliance and on Internal Control over Financial Reporting based on an Audit of Financial Statements performed in accordance with Rule 17a-5(g)1 of the Securities and Exchange Commission

Board of Directors
Pond Equities
Brooklyn, New York

I have examined the financial statements of Pond Equities for the year ended December 31, 2007, and have issued my report thereon dated February 25, 2008. As part of my examination, I made a study evaluation of the company's system of internal accounting controls, (which includes the procedures for safeguarding securities to the extent I considered necessary to evaluate the system), as required under generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)1 of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pond Equities that I considered relevant to the objectives stated in rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital rule under Rule 17a-3(a) (11) and reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verification, and comparisons, and the recordation of differences required by Rule 17a-3; (3) in complying with the requirements for prompt payment of securities of section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of the customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the commissions' above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Pond Equities
Brooklyn, New York

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to any future periods, is subject to the risk that they may become inadequate because changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Pond Equities taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2007 to meet the commission's objectives.

This report is intended solely for the use of management and the Securities Exchange Commission and should not be used for any other purpose.

Harvey Levitin CPA
Monsey, New York
February 25, 2008

Pond Equities
Statement of Financial Condition
December 31, 2007

Assets

Cash	$	15,847
Receivable from broker-dealers and clearing organizations		286,452
Marketable Securities Owned - at Market Value		1,426,072
Other Assets		70,767
Total Assets	$	1,799,138

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	595,528
Securities sold, not yet purchased, at market value		65,427
		660,955
Commitments and contingent liabilities		
Subordinated borrowings		100,000
Total Liabilities		760,955
Stockholders' Equity		
Common Stock - 100 shares authorized, issued and outstanding		500
Additional Paid-in Capital		46,300
Retained Earnings		991,383
Total Stockholders' Equity		1,038,183
Total Liabilities and Stockholders' Equity	$	1,799,138

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Loss
For the Year Ended December 31, 2007

Revenues	
Commission Income	$ 3,006,901
Trading Income	30,571
Interest and Dividend Income	67,483
Miscellaneous Income	35,000
	3,139,955
Expenses	
Salaries	1,742,269
Payroll taxes	100,407
Professional services	447,955
Travel and selling	286,438
Insurance	166,132
Dues	70,596
Delivery and auto	58,505
Rent	58,000
Communications	50,568
Advertising	25,980
Office	21,794
Employee benefits	12,852
Interest expense	11,250
Utilities	8,777
Bad debts	7,247
Computer services	5,305
	3,074,075
Income before provision for income taxes	65,880
Provision for income taxes:	
Current year	23,522
Prior Year	71,055
Net Loss	$ (28,697)

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2007	$ 500	$ 46,300	$ 1,390,080
Net Loss			(28,697)
Stockholders' Distributions			(370,000)
Balances at December 31, 2007	$ 500	$ 46,300	$ 991,383

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Subordinated Borrowings at January 1, 2007	$ 100,000
Increase (Decrease)	-
Subordinated Borrowings at December 31, 2007	$ 100,000

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net Loss	$	(28,697)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from broker-dealers and clearing organizations		(280,048)
Marketable Securities Owned - at Market Value		1,802,945
Other Assets		333
(Increase) decrease in operating liabilities:		
Accounts payable, accrued expenses and other liabilities		(1,250,297)
Securities sold, not yet purchased, at market value		61,048
Total Adjustments		333,981
Net Cash provided by operating activities		305,284
Cash flows from financing activities:		
Stockholders' Distributions		(370,000)
Net Cash used in financing activities		(370,000)
Decrease in Cash		(64,716)
Cash at beginning of the year		80,563
Cash at end of the year	$	15,847
Supplemental cash flows disclosures:		
Income tax payments	$	94,577
Interest payments	$	11,250

The accompanying notes are an integral part of these financial statements.

Pond Equities
Notes to Financial Statements
December 31, 2007

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking. The accompanying financial statement has been presented on the accrual basis of accounting.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for federal income tax since federal income taxes are imposed on the stockholders' of the Company. New York State Franchise and Surcharge taxes, and New York City Corporation taxes are provided for in the financial statements.

3. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2007 consist of a subordinated note, 15 percent, due March 31, 3008 in the amount of $100,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the subordinated note.

4. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company had net capital of $833,128, which was $733,128 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was .71 to 1 as of December 31, 2007.

5. **Rule 15c3-3**

The Company has elected not to be subject to the provisions of Rule 15c3-3 and does not maintain a "Special Reserve Bank Account".

The Company maintains possession or control of all customers' fully paid securities. Any exception would be due to temporary lags resulting from normal business operations.

Pond Equities
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of 12/31/2007

Computation of Net Capital	
Total Ownership Equity	$ 1,038,183
Add: Subordinated Liabilities	100,000
	1,138,183
Less: Non-Allowable Assets	(70,767)
Net Capital before Haircuts	1,067,416
Haircuts:	
Other Securities	168,450
Undue Concentration	48,505
Money Market	11,272
Govt Treasury Bond	6,061
Total Haircuts	234,288
Net Capital	$ 833,128
Computation of Aggregate Indebtedness	
Total Liabilities	$ 760,955
Less: Non-AI Liabilities	
Securities sold not yet purchased	65,427
Subordinated borrowings	100,000
Total Non-AI Liabilities	165,427
Total Aggregate Indebtedness	$ 595,528
Percentage of Aggregate Indebtedness to Net Capital	71%
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$ 39,702
Minimum Net Capital Requirement	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Capital	$ 733,128
Excess Net Capital at 1000%	$ 773,575
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	9%

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

See independent auditor's report on additional information.

END